Exhibit 99.1

March 4, 2005

CLAUDE REPORTS 2004 FINANCIAL RESULTS

Year End

For the year ended December 31, 2004, Claude reports a net loss of $.6 million, or $0.01 per share, compared to net earnings in 2003 of $1.8 million, or $0.03 per share. Cash flow from operations, before net change in non-cash working capital items of $6.2 million, or $0.10 per share, compares to $7.7 million, or $0.14 per share, for the same period in 2003.

Gold revenues fell 13% year over year, from $25.8 million in 2003 to $22.5 million this year. Much of this was due to a 19% decline in sales volume, from 50,800 ounces last year to 41,200 ounces in 2004. Partially offsetting the volume decline was an increase in average gold price realized: 2004 - CDN $545 (US $419); 2003 - CDN $508 (US $362). The entire year was characterized by low ore tonnage broken combined with ore grade below historical reserve averages.

As expected, the 12% improvement in mine operating costs from $18.0 million in 2003 to $15.9 million in 2004, was partially a result of the commissioning of the shaft extension in November of 2003 and increased capitalization of costs due to the development of larger stopes. Lower sales volume and the strengthening Canadian dollar against the US dollar resulted in increases in total cash operating costs per ounce from US $253 in 2003 to US $297 this year.

Gross revenues from the Company’s oil, natural gas liquids and natural gas properties improved 4% over last year. Production fell slightly during the year, less than 1% on a barrel of oil equivalent (boe) basis, but was more than offset by a 9% increase in average price realized per boe: 2004 - CDN $42.24 (US $32.46); 2003 - CDN $38.73 (US $27.60). A decline in third party processing revenues and increase in the Alberta properties overriding royalty mitigated gross revenue improvement as net oil and gas revenue remained relatively unchanged.

Oil and gas operating costs increased by 23% from $1.3 million in 2003 to $1.6 million in 2004. This increase was largely due to increased repair and maintenance costs at the Edson Gas plant and Nipisi Unit oil wells.

Fourth Quarter

For the fourth quarter of 2004, Claude reports a net loss of $.3 million compared to net earnings of $.3 million during the same period of 2003. Cash flow from operations before net change in non-cash working capital items during the period of $2.0 million, or $0.03 per share ($0.04 in 2003), is relatively unchanged period over period.

Gold sales volume fell 16% from 13,500 in the fourth quarter of 2003 to 11,300 in the comparative period of 2004. This was a result of breaking fewer tonnes at a grade lower than historic reserve and resource averages. The declining sales volume in the period was partially offset by an increase in average gold prices realized from CDN $517 (US $393) in the fourth quarter of 2003 to CDN $560 (US $459) in the comparative period of this year.

Mine operating costs during the quarter of $4.3 million fell slightly from the prior period however, total cash operating costs per ounce increased by 26% from US $248 in 2003 to US $313 in the fourth quarter of this year. This unit cost increase was due to the lower sales volume combined with the strengthening Canadian vs US dollar exchange rate.

Gross revenues from oil, natural gas liquids and natural gas improved significantly with increases in both production levels and prices realized. Operating costs during the period were $.4 million per quarter.

Outlook

2005 should prove to be an exciting year for the Company. Production is expected to improve to approximately 46,000 ounces as tonnes broken and grade return to historic levels. By the third quarter the Company will have doubled its existing milling capacity to 1,100 tonnes per day. This will enable the Seabee to process throughput from additional ore bodies as well as lessening the impact of grade variations experienced in 2004. In the latter half of the year the Company expects to be in position to extract two separate bulk samples at our Porky and Santoy properties. Success at either or both of these projects could lead to production increase as early as 2006.

Caution Regarding Forward-Looking Information - Some of the statements contained in this News Release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals. This includes words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

For further information please contact:
Neil McMillan, President & Chief Executive Officer
(306) 668-7505

Renmark Financial Communications Inc.
Edith English: eenglish@renmarkfinancial.com
Neil Murray-Lyon: nmurraylyon@renmarkfinancial.com
Media: Cynthia Lane: clane@renmarkfinancial.com
(514) 939-3989
www.renmarkfinancial.com

Consolidated Balance Sheets
(Canadian Dollars in Thousands)

	2004	2003
Assets
Current assets:
Cash	$-	$3,259
Receivables	1,667	2,512
Inventories	4,828	3,801
Shrinkage stope platform costs (Note 3)	7,903	6,678
Prepaids	364	259
	14,762	16,509
Oil and gas properties	6,101	4,766
Mineral properties	34,327	26,932
Investments (Note 4)	668	1,660
Promissory note (Note 5)	6,982	-
Deposits for reclamation costs	2,061	1,950
	$64,901	$51,817
Liabilities and Shareholders' Equity
Current liabilities:
Bank indebtedness	$343	$-
Payables and accrued liabilities	4,580	4,565
Other current liabilites	528	54
	5,451	4,619
Obligations under capital lease	-	59
Royalty obligation (Note 5)	6,982	-
Deferred revenue (Note 5)	563	-
Asset retirement obligations	2,046	1,903
Shareholders' equity:
Share capital (Note 6)	43,966	38,850
Contributed surplus	330	225
Retained earnings	5,563	6,161
	49,859	45,236
Subsequent event (Note 8)
	$64,901	$51,817

Consolidated Statements of Earnings (Loss)
(Canadian Dollars in Thousands)

	Three Months Ended		Years Ended
	December 31		December 31
	2004	2003	2004	2003
		(restated - Note 2)		(restated - Note 2)
Revenues
Gold	$6,302	$6,970	$22,470	$25,807
Oil and gas:
Gross revenue	2,544	1,407	9,745	9,368
Crown royalties	(514)	(261)	(2,209)	(2,346)
Alberta Royalty Tax Credit	125	125	442	539
Overriding royalties	(1,190)	(724)	(4,618)	(4,077)
Net oil and gas revenue	965	547	3,360	3,484
	7,267	7,517	25,830	29,291
Expenses
Gold	4,304	4,389	15,904	18,041
Oil and gas	377	375	1,574	1,260
General and administrative	739	735	2,332	2,152
Interest and other	11	9	(58)	101
Provision for income taxes	(43)	5	-	63
	5,388	5,513	19,752	21,617
Earnings before the undernoted items	1,879	2,004	6,078	7,674
Depreciation, depletion and accretion:
Gold	2,006	1,592	6,023	5,369
Oil and gas	156	148	653	507
Net earnings (loss)	$(283)	$264	$(598)	$1,798
Net earnings (loss) per share
Basic and diluted	$0.00	$0.00	$(0.01)	$0.03
Weighted average number of shares outstanding (000's)	60,558	55,299	59,769	53,851

Consolidated Statements of Cash Flows
(Canadian Dollars in Thousands)

	Three Months Ended		Years Ended
	December 31		December 31
	2004	2003	2004	2003
		(restated - Note 2)		(restated - Note 2)
Cash provided from (used in):
Operations:
Net earnings (loss)	$(283)	$264	$(598)	$1,798
Non cash items:
Depreciation and depletion	2,132	1,712	6,533	5,743
Stock-based compensation	82	15	136	65
Accretion expense of asset retirement obligation	30	28	143	133
Net change in non-cash working capital:
Receivables	930	(1,499)	845	(338)
Inventories	1,489	1,546	(1,027)	(435)
Shrinkage stope platform costs	(376)	(497)	(1,225)	(826)
Prepaids	(121)	5	(105)	69
Payables and accrued liabilities	(1,085)	926	15	2,625
Cash from operations	2,798	2,500	4,717	8,834
Investing:
Mineral properties	(2,690)	(3,688)	(13,306)	(14,864)
Oil and gas properties	(679)	(983)	(1,964)	(1,828)
Promissory note	(6,982)	-	(6,982)	-
Short-term investments	-	300	-	300
Investments	(24)	(1,012)	968	(1,041)
Increase in reclamation deposits	(71)	(282)	(111)	(525)
	(10,446)	(5,665)	(21,395)	(17,958)
Financing:
Issue of common shares, net of issue costs	1,606	7,431	5,116	14,181
Proceeds on sale of royalty	7,113	-	7,113	-
Deferred revenue	906	-	906	-
Demand loan repayment	-	-	-	(110)
Capital lease repayment	(15)	(15)	(59)	(60)
	9,610	7,416	13,076	14,011
Increase (decrease) in cash position	1,962	4,251	(3,602)	4,887
Cash position, beginning of period	(2,305)	(992)	3,259	(1,628)
Cash position, end of period	$(343)	$3,259	$(343)	$3,259

Consolidated Statements of Retained Earnings
(Canadian Dollars in Thousands)

	Three Months Ended		Years Ended
	December 31		December 31
	2004	2003	2004	2003
		(restated - Note 2)		(restated - Note 2)
Retained earnings, beginning of period
As previously reported	$5,846	$5,897	$6,161	$4,667
Effect of change in accounting policy (Note 2)	-	-	-	(304)
As restated	5,846	5,897	6,161	4,363
Net earnings (loss)	(283)	264	(598)	1,798
Retained earnings, end of period	$5,563	$6,161	$5,563	$6,161

Notes to Consolidated Financial Statements

Note 1 - General

The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2003. The unaudited financial statements include the financial statements of the Company and its subsidiary.

The unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods' presented.

Note 2 - Change in Accounting Policy

Stock-Based Compensation

Effective January 1, 2004, the Company adopted the new Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments". This section requires that a fair-value based method of accounting be applied for all stock-based compensation plans. The Company has adopted the fair-value method of accounting for employee stock options and other stock-based payments with retroactive restatement to January 1, 2002. The cumulative effect of the change in policy on the balance sheet at December 31, 2003 was to increase payables and accrued liabilities by $30,000, increase contributed surplus by $225,000 increase share capital by $144,000 and decrease opening retained earnings by $304,000. The effect of the change in policy on the statement of earnings for the year ended December 31, 2003 was a reduction in earnings of $95,000 (2002 - $304,000).

Note 3 - Shrinkage Stope Platform Costs

Shrinkage stope platform costs represent cost of the ore that is being used as a working stage, within the stope, to gain access to further ore. This ore is expected to be processed in the following 12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

Note 4 - Investments

At December 31, 2004, the quoted market value of the investments was $3.8 million (December 31, 2003 - $3.4 million).

Note 5 - Promissory Note

In December 2004, the Company sold a production royalty for proceeds of $7.1 million. As part of the transaction $7.0 million of the sales price was loaned to a financial institution and has been pledged to secure its obligations under the royalty agreement (Promissory note). Pursuant to the agreement, the Company received $.9 million in fees and interest for services performed in relation to the transaction, of which $.6 million and $.3 million was for the indemnification from any breach of the royalty agreement by Claude Resources and interest prepayment, respectively. The funds received pursuant to the indemnification have been presented as deferred revenue and will be recognized over the expected remaining life of the royalty agreement. The funds received for the interest prepayment will be recognized in 2005.

During the term of the royalty arrangement, up to ten years, repayments on the promissory note will be issued to make the royalty payments. In certain circumstances, but in no event later than December 2014, Claude will have the right to repurchase the royalty interest at no greater than the fair market value thereof at the time of repurchase. The repurchase price would be paid from amounts still owing to Claude at that time under the promissory note. Annual royalties, dependent upon sales volume, will be payable at rates ranging from CDN $1.00 to $24.53 per ounce.

In addition to the royalty, the Company has granted a net profits interest ("NPI") for the years 2011 to 2014. The NPI ranges from 2.5% to 4% payable only when gold prices exceed CDN $800 per ounce. No NPI is payable until Claude recovers capital, development reserve and interest charges. These costs accumulate beginning December 29, 2004.

Note 6 - Share Capital

At December 31, 2004 there were 61,691,707 common shares outstanding.

Options in respect of 2,660,000 common shares are outstanding under the stock option plan. These options have exercise prices ranging from $.53 to $3.05 with expiration dates between April, 2006 and October, 2014.

Pursuant to a January 2003 private placement, 1,138,450 common share warrants were exercised for gross proceeds of $2,100,000.

On December 22, 2003, the Company completed a private placement of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a price of $2.00, for gross proceeds of $5,000,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including June 23, 2005, and upon payment of $2.50, to subscribe for one common share. In partial consideration of the services provided to Claude in connection with the private placement, the Underwriters were issued 150,000 common share purchase warrants each of which will entitle the holder, upon exercise at any time up to and including December 23, 2004 and upon payment of $2.10, to subscribe for one common share. At December 31, 2004 there were 1,250,000 warrants outstanding.

On September 2, 2004, the Company entered into a flow-through share agreement for the issue of 1,000,000 common shares at a price of $1.50 per share for proceeds of $1,500,000. The Company must expend $1,500,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2005.

On December 31, 2004 the Company entered into a flow-through share agreement for the issue of 1,150,033 units, each unit consisting of one flow-through common share and one common share purchase warrant, at a price of $1.50 per unit, for gross proceeds of $1,725,000 million. Each warrant will entitle the holder, upon exercise, to purchase one common share for a two year period following the date of issue at a price of $2.00 up to and including December 31, 2005 and $3.00 up to and including December 31, 2006. The Company must expend $1,725,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2005.

Note 7 - Financial Instruments

The Company's financial results are affected by the normal risks and capital expenditure requirements associated with exploration, development and production of mineral and oil and gas properties. Financial results are also affected by market prices for gold and oil & gas, changes in foreign currency exchange rates, interest and other operating risks. To manage risks associated with prices for gold, oil & gas and changes in foreign currency, the Company may use commodity and foreign currency derivative instruments.

Except as discussed below, the fair market value of the Company's financial assets and liabilities approximate net book value.

At December 31, 2004, the Company had outstanding forward gold contracts related to 2005 production of 4,000 ounces at an average price of US $417 per ounce with a market value loss inherent in these contracts of US $74,000. At December 31, 2003, the Company had outstanding forward gold contracts related to 2004 production of 6,000 ounces at an average price of US $388 per ounce with a market value loss inherent in these contracts of US $175,000.

At December 31, 2004, the Company had outstanding foreign exchange contracts to sell US $5.5 million at an average exchange rate of 1.2611 CDN$/US$ with a market value gain inherent in these contracts of US $263,000. At December 31, 2003, the Company had outstanding foreign exchange contracts to sell US $9.8 million at an average exchange rate of 1.3446 CDN$/US$ with a market value gain inherent in these contracts of US $342,000.

Note 8 - Subsequent Event

In February 2005, the Company borrowed $5.0 million in the form of a demand loan bearing interest at 5.99%, repayable in monthly principal and interest payments of $96,514 and maturing in February, 2010. The loan is secured by a general security agreement covering all assets of the Company, excluding oil and gas assets in Alberta.

Note 9 - Comparative figures

Certain prior year balances have been reclassified to conform to the current year financial statement presentation.

Note 10 - Differences from United States Accounting Principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. See Note 20 of the Company's audited financial statements for the year ended December 31, 2003 for a narrative explanation of the differences in Canadian and US GAAP.